                                                                  EXHIBIT 23.4


             CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


We consent to the use of our reports included in the joint proxy statement/prospectus included in this registration statement and to the reference to our firm under the heading "Experts" in the joint proxy statement/prospectus included in this registration statement.

Our reports, dated February 12, 1999 and February 9, 2001, contain explanatory paragraphs that state that XM Satellite Radio Holdings Inc. and subsidiaries (a development stage company) has not commenced operations and is dependent upon additional debt or equity financings, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

                                                        /s/ KPMG LLP

McLean, Virginia
September 4, 2001